UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 9, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ING Groep N.V.

File No. 001-14642 CF#27524

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ING Groep N.V. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from a Form 6-K filed on November 4, 2011.

Based on representations by ING Groep N.V. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the Form 6-K will not be released to the public through November 4, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Branch Chief